SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 3, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  [x]        Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [  ]        No  [x]

Announcement of LM Ericsson Telephone company, dated December 3, 2007 regarding “Bert Nordburg’s appointment as Chairman of Redback and Entrisphere”.

Press Release
December 3, 2007

Bert Nordberg appointed Chairman of Redback and Entrisphere

Bert Nordberg is appointed Chairman of Ericsson Group companies Redback and Entrisphere (NASDAQ: ERIC), effective as of February 1. Bert Nordberg is presently Head of Sales and Marketing and Executive Vice President. He will remain in the position as Executive Vice President.

The aim is to accelerate Ericsson’s activities in next generation IP networks and leverage the position of the Group’s Silicon Valley based companies. Bert Nordberg will be based in San Jose, California.

Carl-Henric Svanberg, President and CEO of Ericsson, said: “Bert Nordberg has been very successful in his position as head of sales and marketing, instrumental in growing our business with SEK 60 billions in the years 2004-06. Now his proven managerial skills will be used to accelerate our activities next generation IP networks with Silicon Valley as base”.

Nordberg will be the first person in the group management team who is based outside of Sweden. The successor to the position as Head of Sales and Marketing will be appointed in due time.

Notes to editors:

Link to Bert Nordberg’s bio and photos:

http://www.ericsson.com/ericsson/corpinfo/management/bert_nordberg.shtml

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 3, 2007